[DESCRIPTION]SCHEDULE 13G/A

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                             (Amendment No. 1  )*

                            MAS ACQUISITION IX CORP.

                               (Name of Issuer)

                                 Common Stock

                        (Title of Class of Securities)


                                  55261E 10 7
                                 (CUSIP Number)

                              September 30, 1999

            (Date of Event Which Requires Filing of this Statement)

                                  Aaron Tsai
                           c/o MAS Financial Corp.
                            1710 E. Division St.
                          Evansville, Indiana 47711
                                 (812) 479-7266

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_] Rule 13d-1(b)
     [x] Rule 13d-1(c)
     [_] Rule 13d-1(d)


     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.: 55261E 10 7
--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   MAS Capital Management Inc.
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [_]

                                                            (b) [_]
--------------------------------------------------------------------------------
3  SEC USE ONLY
--------------------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION
   Bahamas
--------------------------------------------------------------------------------
                                   5  SOLE VOTING POWER

NUMBER OF SHARES                   --------------------------------------------
  BENEFICIALLY                     6  SHARED VOTING POWER
   OWNED BY                           8,250,000
     EACH                          --------------------------------------------
   REPORTING                       7  SOLE DISPOSITIVE POWER
    PERSON
     WITH                          --------------------------------------------
                                   8  SHARED DISPOSITIVE POWER
                                      8,250,000
--------------------------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   8,250,000
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [   ]
--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    96.8%
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON
    CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No.: 55261E 10 7
--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   Aaron Tsai
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [_]

                                                            (b) [_]
--------------------------------------------------------------------------------
3  SEC USE ONLY
--------------------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION
   USA
--------------------------------------------------------------------------------
                                   5  SOLE VOTING POWER

NUMBER OF SHARES                   --------------------------------------------
  BENEFICIALLY                     6  SHARED VOTING POWER
   OWNED BY                           8,250,000
     EACH                          --------------------------------------------
   REPORTING                       7  SOLE DISPOSITIVE POWER
    PERSON
     WITH                          --------------------------------------------
                                   8  SHARED DISPOSITIVE POWER
                                      8,250,000
--------------------------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   8,250,000
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [   ]
--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    96.8%
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON
    IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No.: 55261E 10 7
--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   Shane Subloo
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [_]

                                                            (b) [_]
--------------------------------------------------------------------------------
3  SEC USE ONLY
--------------------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION
   Australia
--------------------------------------------------------------------------------
                                   5  SOLE VOTING POWER

NUMBER OF SHARES                   --------------------------------------------
  BENEFICIALLY                     6  SHARED VOTING POWER
   OWNED BY                           8,250,000
     EACH                          --------------------------------------------
   REPORTING                       7  SOLE DISPOSITIVE POWER
    PERSON
     WITH                          --------------------------------------------
                                   8  SHARED DISPOSITIVE POWER
                                      8,250,000
--------------------------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   8,250,000
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [   ]
--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    96.8%
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON
    IN
--------------------------------------------------------------------------------

Item 1.

          (a)  Name of Issuer: MAS Acquisition IX Corp.

          (b)  Address of Issuer's Principal Executive Offices:

               1710 E. Division St.
               Evansville, IN 47711
Item 2.

          (a) Name of Person Filing: MAS Capital Management Inc., Aaron Tsai and Shane Subloo.

          (b)  Address of Principal Business Office:

               MAS Capital Management Inc. and
               Shane Subloo
               9 Sandpiper Court
               Fairview, Queensland
               Australia

               Aaron Tsai
               1710 E. Division St.
               Evansville, IN 47711

          (c) Citizenship: MAS Capital Management Inc. - Bahamas, Aaron Tsai - USA, Shane Subloo, Australia.

          (d)  Title of Class of Securities: Common Stock

          (e)  CUSIP Number: 55261E 10 7

Item 3.   Not Applicable.

Item 4.   Ownership

          (a)  Amount Beneficially Owned: 8,250,000

          (b)  Percent of Class:  96.8%

          (c)  Number of shares as to which such person has:

               (i)    sole power to vote or to direct the vote

               (ii)   shared power to vote or to direct the vote 8,250,000.

               (iii)  sole power to dispose or to direct the disposition of

               (iv)   shared power to dispose or to direct the disposition of

                      8,250,000.

Item 5.  Ownership of Five Percent or Less of a Class

         Not Applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         Not Applicable.

Item 8.  Identification and Classification of Members of the Group

         Not Applicable.

Item 9.  Notice of Dissolution of a Group

         Not Applicable.

Item 10. Certification

         Not Applicable.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       October 8, 1999

                                       MAS Capital Management Inc.

                                       By: /s/ Aaron Tsai
                                       ----------------------------------
                                       Aaron Tsai
                                       Chairman of the Board of Directors

                                  Page 7 of 7

* Pursuant to the Joint Filing Agreement with respect to Schedule 13G attached hereto as Exhibit I, among MAS Capital Management Inc., Aaron Tsai and Shane Subloo. This Schedule 13G statement is filed on behalf of each of them.

EXHIBIT I
                              JOINT FILING AGREEMENT


     Each of the undersigned hereby agrees that the Schedule 13G filed herewith is filed jointly, pursuant to Rule 13d-1(f)(1) of the Securities Exchange Act of 1934, as amended on behalf of each of them.

Dated: October 8, 1999


MAS Capital Management Inc.

By: /s/ Shane Subloo
    ----------------
    Shane Subloo
    President

By: /s/ Aaron Tsai
    --------------
    Aaron Tsai

By: /s/ Shane Subloo
    ----------------
    Shane Subloo